Exhibit 99.1

Part C:

Condensed Consolidated Interim Financial Statements as at March 31, 2018 (Unaudited)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Contents		Page

Review Report		2

Condensed Consolidated Interim Financial Statements as at March 31, 2018 (Unaudited)
Condensed Consolidated Interim Statements of Financial Position		4
Condensed Consolidated Interim Statements of Income		6
Condensed Consolidated Interim Statements of Comprehensive Income		7
Condensed Consolidated Interim Statements of Changes in Equity		8
Condensed Consolidated Interim Statements of Cash Flows		9
Notes to the Condensed Consolidated Interim Financial Statements		10
1	General	10
2	Basis of preparation	10
3	Accounting reporting principles	11
4	Group entities	14
5	Contingent liabilities	15
6	Capital	17
7	Revenue	17
8	Operating and general expenses	18
9	Financial instruments	18
10	Segment reporting	19
11	Condensed financial statements of Pelephone, Bezeq International and DBS	23
12	Additional events in and subsequent to the reporting period	26

Somekh Chaikin

KPMG Millennium Tower

17 Ha-Arbaa Street, PO Box 609

Tel Aviv 6100601, Israel

800068403

Review Report to the Shareholders of

“Bezeq” -The Israel Telecommunication Corporation Ltd.

Introduction

We have reviewed the accompanying financial information of “Bezeq” -The Israel Telecommunication Corporation Ltd. and its subsidiaries (hereinafter – “the Group”) comprising of the condensed consolidated interim statement of financial position as of March 31, 2018 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of a certain consolidated subsidiary whose assets constitute 1 % of the total consolidated assets as of March 31, 2017, and whose revenues constitute 1% of the total consolidated revenues for the three month period then ended. The condensed interim financial information of that company was reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

2

Somekh Chaikin

KPMG Millennium Tower

17 Ha-Arbaa Street, PO Box 609

Tel Aviv 6100601, Israel

800068403

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our abovementioned opinion, we draw attention to Note 1.2 which refers to Note 1.2 to the annual consolidated financial statements, regarding the Israel Securities Authority’s (ISA) investigation of the suspicion of committing offenses under the Securities’ Law and Penal Code, in respect to transactions related to the controlling shareholder, and the transfer of the investigation file to the District Attorney’s Office, and regarding the opening of a joint investigation by the Securities Authority and the Unit for Combating Economic Crime at Lahav 433. As stated in the above note, at this stage, the Company is unable to assess the effects of the investigations, their findings and their effect on the Company and its officers, on the evaluation of the internal controls of the Company, and on the financial statements and on the estimates used in the preparation of these financial statements, if any.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Group which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 5.

Somekh Chaikin

Certified Public Accountants (Isr.)

May 23, 2018

Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

3

Condensed Consolidated Interim Financial Statements as at March 31, 2018 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position

	March 31, 2018*	March 31, 2017	December 31, 2017
	(Unaudited)	(Unaudited)	(Audited)
Assets	NIS million	NIS million	NIS million

Cash and cash equivalents	1,826	792	2,181
Investments	1,390	578	289
Trade receivables	1,827	1,976	1,915
Other receivables	306	297	270
Eurocom DBS, related party	25	35	43
Inventory	130	114	125
Total current assets	5,504	3,792	4,823

Trade and other receivables	466	595	493
Broadcasting rights, net of rights exercised	451	438	454
Right-of-use assets - see Note 3.1	1,417	-	-
Fixed assets	6,782	6,886	6,798
Intangible assets	2,728	2,986	2,768
Deferred tax assets	1,027	1,008	1,019
Deferred expenses and non-current investments	547	429	494
Total non-current assets	13,418	12,342	12,026

Total assets	18,922	16,134	16,849

4

Condensed Consolidated Interim Financial Statements as at March 31, 2018 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position (Contd.)

	March 31, 2018*	March 31, 2017	December 31, 2017
	(Unaudited)	(Unaudited)	(Audited)
Liabilities and equity	NIS million	NIS million	NIS million

Debentures, loans and borrowings	1,609	1,594	1,632
Current maturities of liabilities for leases - see Note 3.1	428	-	-
Trade and other payables	1,820	1,705	1,699
Current tax liabilities	43	112	152
Employee benefits	286	308	280
Liability to Eurocom DBS Ltd. related party	-	6	-
Provisions	103	81	94
Total current liabilities	4,289	3,806	3,857

Loans and debentures	10,547	9,109	10,229
Liabilities for leases (see Note 3.1)	1,006	-	-
Employee benefits	272	260	272
Derivatives and other liabilities	258	250	234
Deferred tax liabilities	86	103	73
Provisions	39	47	40
Total non-current liabilities	12,208	9,769	10,848

Total liabilities	16,497	13,575	14,705

Total equity	2,425	2,559	2,144

Total liabilities and equity	18,922	16,134	16,849

Shlomo Rodav	Stella Handler	Yali Rothenberg
Chairman of the Board of Directors	CEO	Bezeq Group CFO

* See Note 3.1 for information about early adoption of IFRS 16, Leases.

Date of approval of the financial statements: May 23, 2018

The attached notes are an integral part of the condensed consolidated interim financial statements

5

Condensed Consolidated Interim Financial Statements as at March 31, 2018 (Unaudited)

Condensed Consolidated Interim Statements of Income

		Three months ended		Year ended
		March 31		December 31
		2018*	2017	2017
		(Unaudited)	(Unaudited)	(Audited)
	Note	NIS million	NIS million	NIS million

Revenues	7	2,361	2,453	9,789
Costs of activity
General and operating expenses	3.1, 8	841	959	3,891
Salaries		510	504	2,005
Depreciation and amortization	3.1	525	428	1,715
Other operating expenses (income), net		23	(4)	68
Total operating expenses		1,899	1,887	7,679

Operating profit		462	566	2,110
Financing expenses (income)
Financing expenses		127	126	477
Financing income		(19)	(25)	(60)
Financing expenses, net		108	101	417

Profit after financing expenses, net		354	465	1,693
Share in losses of equity-accounted investees		(1)	(2)	(5)
Profit before income tax		353	463	1,688
Income tax		93	113	453
Profit for the period		260	350	1,235
Earnings per share (NIS)
Basic earnings per share		0.09	0.13	0.45

6

Condensed Consolidated Interim Financial Statements as at March 31, 2018 (Unaudited)

Condensed Consolidated Interim Statements of Comprehensive Income

	Three months ended		Year ended
	March 31		December 31
	2018*	2017	2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Profit for the period	260	350	1,235
Items of other comprehensive income (loss) (net of tax)	21	6	(8)
Total comprehensive income for the period	281	356	1,227

* See Note 3.1 for information about early adoption of IFRS 16, Leases.

The attached notes are an integral part of the condensed consolidated interim financial statements.

7

Condensed Consolidated Interim Financial Statements as at March 31, 2018 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Share premium	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Attributable to shareholders of the Company

Three months ended March 31, 2018 (Unaudited)*
Balance as at January 1, 2018	3,878	384	390	(85)	(2,423)	2,144

Profit for the period	-	-	-	-	260	260
Other comprehensive income for the period, net of tax	-	-	-	21	-	21
Total comprehensive income for the period	-	-	-	21	260	281
Balance as at March 31, 2018	3,878	384	390	(64)	(2,163)	2,425

Three months ended March 31, 2017 (Unaudited)
Balance as at January 1, 2017	3,878	384	390	(88)	(2,361)	2,203

Profit for the period	-	-	-	-	350	350
Other comprehensive income for the period, net of tax	-	-	-	6	-	6
Total comprehensive income for the period	-	-	-	6	350	356
Balance as at March 31, 2017	3,878	384	390	(82)	(2,011)	2,559

Year ended December 31, 2017 (Audited)
Balance as at January 1, 2017	3,878	384	390	(88)	(2,361)	2,203
Net profit in 2017	-	-	-	-	1,235	1,235
Other comprehensive income (loss) for the year, net of tax	-	-	-	3	(11)	(8)
Total comprehensive income for 2017	-	-	-	3	1,224	1,227
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	(1,286)	(1,286)
Balance as at December 31, 2017	3,878	384	390	(85)	(2,423)	2,144

* See Note 3.1 for information about early adoption of IFRS 16, Leases.

The attached notes are an integral part of the condensed consolidated interim financial statements.

8

Condensed Consolidated Interim Financial Statements as at March 31, 2018 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows

	Three months ended		Year ended
	March 31		December 31
	2018*	2017	2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	260	350	1,235
Adjustments:
Depreciation and amortization (see Note 3.1)	525	428	1,715
Capital gain, net	(1)	(6)	(66)
Share in losses of equity-accounted investees	1	2	5
Financing expenses, net	111	110	426
Income tax	93	113	453
Loss from impairment of goodwill	-	-	87

Change in trade and other receivables	74	(7)	193
Change in inventory	(5)	(20)	(35)
Change in trade and other payables	42	(24)	10
Change in provisions	8	1	15
Change in employee benefits	7	(6)	(33)
Change in other liabilities	1	(9)	(34)
Net income tax paid	(207)	(106)	(446)
Net cash from operating activities	909	826	3,525
Cash flow used for investing activities
Purchase of fixed assets	(273)	(277)	(1,131)
Investment in intangible assets and deferred expenses	(95)	(103)	(399)
Investment in deposits with banks and others	(1,170)	-	(276)
Proceeds from bank deposits and others	75	4	564
Proceeds from the sale of fixed assets	8	10	98
Miscellaneous	4	(7)	(4)
Net cash used in investing activities	(1,451)	(373)	(1,148)
Cash flows used in financing activities
Issue of debentures and receipt of loans	320	-	2,517
Repayment of debentures and loans	-	(224)	(1,587)
Payments of principal and interest for leases (see Note 3.1)	(126)	-	-
Dividend paid	-	-	(1,286)
Interest paid	(5)	(22)	(415)
Payment to Eurocom DBS for acquisition of shares and DBS loan	-	(61)	(61)
Miscellaneous	(2)	(2)	(12)
Net cash from (used in) financing activities	187	(309)	(844)
Increase (decrease) in cash and cash equivalents, net	(355)	144	1,533
Cash and cash equivalents at beginning of period	2,181	648	648
Cash and cash equivalents at end of period	1,826	792	2,181

* See Note 3.1 for information about early adoption of IFRS 16, Leases.

The attached notes are an integral part of the condensed consolidated interim financial statements

9

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2018 (Unaudited)

1.	General

1.1	Reporting Entity

Bezeq – The Israel Telecommunication Corporation Limited (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The consolidated financial statements of the Company as at March 31, 2018 include those of the Company and its subsidiaries (jointly referred to as “the Group”). The Group is a principal provider of communication services in Israel (see also Note 10 – Segment Reporting).

1.2	Investigation of the Israel Securities Authority and the Police Force

For information about the investigation of the Israel Securities Authority and the Police Force, see Note 1.2 to the annual financial statements.

As set out in Note 1.2.3 to the annual financial statements, the Company does not have full information about the investigations described in this section, their content, the materials, and the evidence in the possession of the legal authorities. In addition, in view of the provisions of Israeli law and the concern of obstructing investigation proceedings, at this stage, the Company is prevented from and is avoiding examination of all matters that were raised in the investigations, and this restricts the Company’s activity, including in all matters relating to audits and assessments required for publishing the Company’s reports. Accordingly, the Company is unable to assess the effects of the investigations, their findings and their results on the Company and its officers, on the internal control of the Company, and on the financial statements, and on the estimates used in the preparation of these financial statements, if any.

2.	Basis of Preparation

2.1	The condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

2.2	The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries as of December 31, 2017 and the year then ended, and their accompanying notes (“the Annual Financial Statements”). The notes to the interim financial statements include only the material changes that have occurred from the date of the most recent Annual Financial Statements until the date of these consolidated interim financial statements.

2.3	The condensed consolidated interim financial statements were approved by the Board of Directors on May 23, 2018.

2.4	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

10

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2018 (Unaudited)

The judgments made by management when applying the Group’s accounting policy and the principal assumptions underlying assessments that involve uncertainty, are consistent with those used in the Annual Financial Statements, other than as set out below and in Note 3 regarding early application of IFRS 16.

Subject	Principal assumptions	Possible effects
Determining the lease term	When determining the term of the lease, the Group takes into consideration the period in which the lease cannot be canceled, including options to extend that will probably be exercised and/or options to cancel that will probably not be exercised.	An increase or decrease in the initial measurement of a right-of-use asset and a lease liability and in depreciation and financing expenses in subsequent periods.
Discount rate for a lease liability	The Group discounts the lease payments at the incremental borrowing rate (the borrowing rate that the Group would be required to pay to borrow the amounts required to obtain an asset at a similar value to the right-of-use asset in a similar economic environment, in a similar period and with similar collateral)	An increase or decrease in the lease liability, right-of-use asset, capital, and financing expenses to be recognized.

3.	Reporting Principles and Accounting Policy

The Group’s accounting policy applied in these condensed consolidated interim financial statements is consistent with the policy applied in the Annual Financial Statements, except as described in this section below.

3.1	Initial application of IFRS 16, Leases

3.1.1	Further to Note 3.17.2 to the Annual Financial Statements as at December 31, 2017 and for the year then ended, as from January 1, 2018 (“the Initial Application Date”), the Group early adopts IFRS 16, Leases (“IFRS 16” or “the Standard”).

The main effect of early adoption of IFRS 16 is reflected in annulment of the existing requirement from lessees to classify leases as operating (off-balance sheet) or finance leases and the presentation of a unified model for the accounting treatment of all leases like the accounting treatment of finance leases in the previous accounting standard on leases, IAS 17. Accordingly, until the date of initial application, the Group classified most of the leases in which it is the lessee as operating leases, since it did not substantially bear all the risks and rewards from the assets.

In accordance with IFRS 16, for agreements in which the Group is the lessee, the Group applies a unified accounting model, by which it recognizes a right-of-use asset and a lease liability at the inception of the lease contract for all the leases in which the Group has a right to control identified assets for a specified period of time. Accordingly, the Group recognizes depreciation and amortization expenses in respect of a right-of-use asset, examines the right-of-use asset for impairment in accordance with IAS 36, Impairment of Assets and recognizes financing expenses on the lease liability. Therefore, as from the date of initial application, lease expenses relating to assets leased under an operating lease, which were presented as part of general and administrative expenses in the income statement, are recognized as assets that are depreciated in the depreciation and amortization expense item.

The Group applied IFRS 16 using the cumulative effect approach without a restatement of comparative information.

In respect of all the leases, the Group has elected to apply the transitional provision of recognizing a lease liability at the initial application date according to the present value of the future lease payments discounted at the incremental interest rate of the lessee at that date and concurrently recognizing a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the date of initial application. Therefore, application of IFRS 16 did not have an effect on the balance of the Group’s equity and retained earnings at the date of initial application.

11

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2018 (Unaudited)

Upon initial application, the Group also elected to apply the following expedients, as permitted by the Standard:

A.	Relying on a previous assessment of whether an arrangement is a lease or contains a lease at the application date of the Standard. Accordingly, the agreements that were previously classified as operating leases are accounted for in accordance with the new standard, and the agreements that were previously classified as service contracts continue to be accounted for as such without change.

B.	Applying a single discount rate to a portfolio of leases with similar characteristics

C.	Not separating non-lease components from the lease components and accounting for all the components as a single lease component

D.	Relying on a previous assessment of whether a contract is onerous in accordance with IAS 37 at the transition date, as an alternative to assessing the impairment of right-of-use assets

E.	Excluding initial direct costs from the measurement of the right-of-use asset at the date of initial application

F.	Using hindsight in determining the lease period if the contract includes options to extend or cancel the lease

3.1.2	Presented below are the principal accounting policies for leases in which the Group is the lessee, which were applied as from January 1, 2018 following the application of IFRS 16:

(1)	Determining whether an arrangement contains a lease

At the inception of the arrangement, the Group determines whether the arrangement is or contains a lease, and examines whether the arrangement transfers the right to control the use of an identifiable asset for a period of time in return for payment. When assessing whether the arrangement transfers control over the use of an identifiable asset, the Group estimates, over the lease term, whether it has both rights set out below:

(A)	The right to essentially obtain all the economic rewards associated with the use of the identifiable asset; and

(B)	The right to direct the use of the identifiable asset

For lease contracts that include non-lease components, such as services or maintenance, which are related to a lease component, the Group elected to account for the contract as a single lease component without separating the components.

(2)	Leased assets and lease liability

Contracts that award the Group the right to control the use of an identifiable asset over a period of time for a consideration are accounted for as leases. At initial recognition, the Group recognizes a liability at the present value of the future minimum lease payments (these payments do not include variable lease payments that are not linked to the CPI, or to any change in the rate of interest, or any change in the exchange rate), and concurrently, the Group recognizes a right-of-use asset at the amount of the liability, adjusted for lease payments paid in advance or accrued, plus direct costs incurred in the lease.

Since the interest rate implicit in the lease is not readily determinable, the incremental borrowing rate of the Group is used (the borrowing rate that the Group would be required to pay to borrow the amounts required to obtain an asset at a similar value to the right-of-use asset in a similar economic environment, in a similar period and with similar collateral).

12

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2018 (Unaudited)

Subsequent to initial recognition, the asset is accounted for using the cost model and it is amortized over the lease term or the useful life of the asset (whichever is earlier).

(3)	The lease term

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the Group will exercise or not exercise the option.

(4)	Depreciation of a right-of-use asset

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows:

Type of asset	Weighted average of depreciation period as at January 1, 2018
Cellular communications sites	6.5
Buildings	7
Vehicles	2

3.1.3	At the date of initial application of IFRS 16, the Group recognized right-of-use assets and lease liabilities in the amount of NIS 1.5 billion. In measurement of the lease liabilities, the Group discounted lease payments using the nominal incremental borrowing rate at January 1, 2018. The discount rates used to measure lease liabilities range between 1.3% and 3.5% (weighted average of 1.5%). This range is affected by differences in the lease term.

The difference between the Group’s agreements for the minimum contractual lease payments in the amount of NIS 1,020 million, as reported in Note 18.1 to the Annual Financial Statements, and the lease liabilities recognized at the initial application date of IFRS 16, amounting to NIS 1.5 billion, is mainly due to the options for extending the lease, which will most likely be exercised, which were not included in the reporting in Note 18.1 to the Annual Financial Statements.

3.1.4	The tables below summarize the effects on the condensed consolidated interim statement of financial position as at March 31, 2018 and on the condensed consolidated interim statements of income and cash flows for the three months then ended, assuming that the Group’s previous policy regarding leases continued during that period.

Effect on the condensed consolidated interim statement of financial position as at March 31, 2018:

	In accordance with the previous policy	Change	In accordance with IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Receivables	352	(46)	306
Right-of-use assets	-	1,417	1,417
Trade and other payables	1,883	(63)	1,820
Current maturities of liabilities for leases	-	428	428
Long-term lease liabilities	-	1,006	1,006
Equity	2,425	-	2,425

13

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2018 (Unaudited)

Effect on the consolidated interim statement of income for the three months ended March 31, 2018:

	In accordance with the previous policy	Change	In accordance with IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
General and operating expenses	943	(102)	841
Depreciation and amortization expenses	428	97	525
Operating profit	457	5	462
Financing expenses	103	5	108
Profit after financing expenses	354	-	354
Profit for the period	260	-	260

Effect on the consolidated interim statement of cash flow for the three months ended March 31, 2018:

	In accordance with the previous policy	Change	In accordance with IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Net cash from operating activities	790	119	909
Net cash used in investing activities	(1,458)	7	(1,451)
Net cash from financing activities	313	(126)	187

3.2	Initial application of IFRS 9, Financial Instruments (2014)

As from January 1, 2018, the Group applies IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement. The new Standard includes revised guidance on the classification and measurement of financial instruments, a new ‘expected credit loss’ model for calculating impairment for most financial assets, and new guidance and requirements with respect to hedge accounting Initial application of the Standard did not have a material quantitative effect on the Group’s financial statements.

4.	Group entities

4.1	A detailed description of the Group entities appears in Note 12 to the Annual Financial Statements. Below is a description of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

4.2	DBS Satellite Services (1998) Ltd. (“DBS”)

4.2.1	Further to Note 12.2.1 to the Annual Financial Statements regarding the Company’s advance payments on account of the second contingent consideration for acquisition of the shares and loans of DBS, on April 22, 2018, a liquidation order was issued for Eurocom Communications Ltd. which came into effect on May 3, 2018, and a liquidation order was issued for Eurocom DBS Ltd. Due to the above, the Company adjusted the fair value of the amount expected to be returned to it from the surplus of advance payments that it paid, to NIS 25 million. As a result, the Company recognized financing expenses in the amount of NIS 18 million in the statement of income.

4.2.2	Further to Note 18.2 to the Annual Financial Statements regarding the amendment to the agreement between DBS and Space Communications Ltd (“Spacecom”) in 2018, on March 29, 2018, the amendment was signed.

14

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2018 (Unaudited)

4.2.3	In April 2018, the space segment leased by DBS was replaced following the amendment to the 2017 agreement set out in section 4.2.2 above. In April 2018, Spacecom announced that it had received a letter from the government stating that “government entities intend to operate a satellite of Israel Aerospace Industries at point 4.00 W in accordance with their requirements.” Spacecom further stated that it is unable to estimate the feasibility and likelihood of operating such a satellite. DBS has asked Spacecom to clarify this notice and its implications, and at this stage, it is unable to assess the implications.

4.2.4	In April 2018, Altech Multimedia International Ltd. (“Altech”), the manufacturer of HD Zapper and 4KPVR decoders purchased by DBS from Draco and OSI, announced its intention to discontinue production of its decoders in November 2018. In May 2018, it announced that it will not supply some of the current orders for decoders to Draco and OSI. DBS is exploring the significance of its announcement together with Altech. In addition, the option is being examined for the manufacture of these decoders by suppliers connected to Altech, to allow the continued order of these decoders, to meet the requirements of DBS to the extent possible, until alternative decoders are obtained from another manufacturer.

4.2.5	In May 2018, Cisco informed DBS that it had sold its multi-channel television services to a third party. And according to Cisco publications, this transaction has been signed and not yet completed. DBS is assessing the significance of this notice, taking into account its agreements with Cisco and its relevant operations.

4.2.6	Following the conversion of the shareholders loans by the Company and investment in the capital in 2016 and the conversion of the Company’s share in the debentures of DBS to capital in the current quarter, the equity of DBS as at March 31, 2018 and December 31, 2017 amounted to NIS 771 million and NIS 348 million, respectively. As at March 31, 2018, the working capital deficit amounts to NIS 339 million. The management of DBS believes that the financial resources at its disposal, which include the deficit in working capital and receipt of loans from the Company, will be sufficient for the operations of DBS for the coming year.

5.	Contingent Liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims against the Group (in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, among other things, on legal opinions as to the likelihood of success of the Legal Claims, the financial statements include adequate provisions of NIS 96 million, where provisions are required to cover the exposure arising from such Legal Claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at March 31, 2018 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 6.2 billion. There is also additional exposure of NIS 3.3 billion for claims, the chances of which cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

This amount and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section 5.2 below.

15

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2018 (Unaudited)

5.1	Following is a detailed description of the Group’s contingent liabilities as at March 31, 2018, classified into groups with similar characteristics:

		Provision	Additional exposure		Exposure for claims that cannot yet be assessed
		(Unaudited)
Claims group	Nature of the claims	NIS million
Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	68	3,990		1,411
Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	2,005	(1)	1,815	(2)
Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of the Group in respect of various payments and recognition of various salary components as components for calculation of payments to Group employees.	1	4		1
Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the Authorities (including property taxes).	16	13		31
Supplier and communication provider claims	Legal claims for compensation for alleged damage as a result of the supply of the service and/or the product.	-	149		2
Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	-	66		1
Total legal claims against the Company and subsidiaries		96	6,227		3,261

(1)	Including exposure of NIS 2 billion for a motion for certification as a class action filed by a shareholder against the Company and officers in the Company, referring to alleged reporting omissions by the Company regarding the wholesale market and the reduction of interconnect fees, which the plaintiff estimates at NIS 1.1 billion or NIS 2 billion (depending on the method used to calculate the damage).

(2)	Two motions for certification of a class action amounting to a total of NIS 1.8 billion, filed in June 2017 against the Company, officers in the Group and companies in the group of the Company’s controlling shareholders regarding the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. In accordance with the court’s decision, a joint motion is expected to be filed instead of these two motions.

On May 2, 2018, the Court approved the request of the Attorney General to stay the proceedings until August 12, 2018.

5.2	Subsequent to the reporting date, claims amounting to NIS 172 million were filed against Group companies, and three claims without a monetary estimate. At the approval date of the financial statements, the chances of these claims cannot yet be assessed. In addition, two claims came to an end without a monetary assessment.

5.3	See Notes 17.2 to 17.4 to the Annual Financial Statements regarding additional proceedings against the Group companies and officers.

16

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2018 (Unaudited)

6.	Equity

On April 26, 2018, the general meeting of the Company’s shareholders approved the distribution of a cash dividend of NIS 368 million to the Company’s shareholders (following the recommendation of the Company’s Board of Directors of March 28, 2018). The dividend was paid on May 10, 2018.

7.	Revenues

	Three months ended		Year ended
	March 31		December 31
	2018	2017*	2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Domestic fixed-line communication – Bezeq Fixed Line)
Internet - infrastructure	380	370	1,488
Fixed-line telephony	294	323	1,255
Transmission and data communication	196	199	775
Cloud and digital services*	62	56	230
Other services	54	55	205
	986	1,003	3,953
Cellular telephony - Pelephone
Cellular services and terminal equipment	420	425	1,743
Sale of terminal equipment	188	191	757
	608	616	2,500

Multichannel television - DBS	375	424	1,650

International communications, ISP, and NEP services - Bezeq International	339	358	1,467

Others	53	52	219

	2,361	2,453	9,789

*	Cloud and digital services were reclassified and presented separately to reflect the change in the mix of revenues in fixed-line domestic communications.

17

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2018 (Unaudited)

8.	General and operating expenses

	Three months ended March 31		Year ended December 31
	2018	2017*	2017*
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Terminal equipment and materials	189	202	855
Interconnectivity and payments to domestic and international operators	192	196	805
Maintenance of buildings and sites*	71	147	595
Marketing and general	145	144	636
Content costs	156	161	584
Services and maintenance by sub-contractors	71	67	260
Vehicle maintenance*	17	42	156
	841	959	3,891

*	See Note 3.1 for information about early implementation of IFRS 16, Leases.

9.	Financial instruments

9.1	Fair value

9.1.1	Financial instruments at fair value for disclosure purposes only

The table below shows the differences between the carrying amount and the fair value of financial liabilities. The methods used to estimate the fair values of financial instruments are described in Note 29.8 to the Annual Financial Statements.

	March 31, 2018		March 31, 2017		December 31, 2017
	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value
	(Unaudited)		(Unaudited)		(Audited)
	NIS million		NIS million		NIS million
Loans from banks and institutions (unlinked)	4,797	5,051	2,825	2,962	4,436	4,693
Debentures issued to the public (CPI-linked)	4,102	4,343	3,487	3,682	4,088	4,338
Debentures issued to the public (unlinked)	1,662	1,732	1,607	1,626	1,649	1,745
Debentures issued to financial institutions (CPI-linked)	13	13	832	875	15	17
Debentures issued to financial institutions (unlinked)	307	327	410	444	302	326
	10,881	11,466	9,161	9,589	10,490	11,119

9.1.2	Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, with details of the evaluation method. The methods used to estimate the fair value are described in Note 29.7 to the Annual Financial Statements.

	March 31, 2018	March 31, 2017	December 31, 2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Level 1: Investment in marketable securities at fair value through profit or loss	14	27	14
Level 2: forward contracts	(189)	(182)	(212)
Level 3: contingent consideration for a business combination	25	(84)	43

18

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2018 (Unaudited)

10.	Segment Reporting

10.1	Operating segments

	Three months ended March 31, 2018 (Unaudited)
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multichannel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	986	608	338	375	54	-	2,361
Inter-segment revenues	77	11	14	-	3	(105)	-
Total revenues	1,063	619	352	375	57	(105)	2,361

Depreciation and amortization	204	158	43	79	6	35	525

Segment results – operating profit (loss)	473	2	34	(1)	(8)	(38)	462
Financing expenses	127	3	4	11	-	(18)	127
Financing income	(6)	(14)	(1)	(14)	(1)	17	(19)
Total financing expenses (income), net	121	(11)	3	(3)	(1)	(1)	108

Segment profit (loss) after financing expenses, net	352	13	31	2	(7)	(37)	354
Share in losses of associates	-	-	-	-	1	-	1
Segment profit (loss) before income tax	352	13	31	2	(8)	(37)	353
Income tax	89	4	7	1	-	(8)	93
Segment results – net profit (loss)	263	9	24	1	(8)	(29)	260

Segment assets*	9,866	4,159	1,414	1,560	202	375	17,576
Investment in associates	-	-	5	-	(8)	11	8
Goodwill	-	-	6	-	10	1,322	1,338
Segment liabilities*	14,754	1,460	659	789	100	(1,265)	16,497

*	Segment assets and liabilities include the right-of-use assets and liabilities for leases, due to early adoption of IFRS 16, Leases, as described in Note 3.1.

19

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2018 (Unaudited)

	Three months ended March 31, 2017 (Unaudited)
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multichannel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,003	616	358	424	52	-	2,453
Inter-segment revenues	75	12	26	-	4	(117)	-
Total revenues	1,078	628	384	424	56	(117)	2,453

Depreciation and amortization	180	94	33	70	4	47	428

Segment results – operating profit (loss)	513	5	49	52	(6)	(47)	566
Financing expenses	97	1	3	36	-	(11)	126
Financing income	(5)	(15)	(1)	(9)	-	5	(25)
Total financing expenses (income), net	92	(14)	2	27	-	(6)	101

Segment profit (loss) after financing expenses, net	421	19	47	25	(6)	(41)	465
Share in losses of associates	-	-	-	-	2	-	2
Segment profit (loss) before income tax	421	19	47	25	(8)	(41)	463
Income tax	102	3	11	6	-	(9)	113
Segment results – net profit (loss)	319	16	36	19	(8)	(32)	350

20

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2018 (Unaudited)

	Year ended December 31, 2017 (Audited)
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multichannel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	3,953	2,500	1,466	1,650	220	-	9,789
Inter-segment revenues	291	46	71	-	17	(425)	-
Total revenues	4,244	2,546	1,537	1,650	237	(425)	9,789

Depreciation and amortization	728	383	135	285	20	164	1,715

Segment results – operating profit (loss)	1,971	72	174	163	(20)	(250)	2,110
Financing expenses	439	3	12	81	-	(58)	477
Financing income	(36)	(54)	(4)	(10)	(5)	49	(60)
Total financing expenses (income), net	403	(51)	8	71	(5)	(9)	417

Segment profit (loss) after financing expenses, net	1,568	123	166	92	(15)	(241)	1,693
Share in profits (losses) of associates	-	-	-	-	(4)	(1)	(5)
Segment profit (loss) before income tax	1,568	123	166	92	(19)	(242)	1,688
Income tax	396	28	39	336	-	(346)	453
Segment results – net profit (loss)	1,172	95	127	(244)	(19)	104	1,235

Segment assets	9,086	3,271	1,199	1,502	174	269	15,501
Investment in associates	-	-	5	-	(6)	11	10
Goodwill	-	-	6	-	10	1,322	1,338
Segment liabilities	13,901	536	410	1,154	64	(1,360)	14,705
Investments in fixed assets and intangible assets	851	331	169	237	19	-	1,607

21

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2018 (Unaudited)

10.2	Adjustment for segment reporting of profit or loss, assets and liabilities

	Three months ended March 31		Year ended December 31,
	2018	2017	2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Operating profit for reporting segments	508	619	2,380
Amortization of surplus cost for intangible assets	(38)	(47)	(250)
Financing expenses, net	(108)	(101)	(417)
Share in losses of associates	(1)	(2)	(5)
Loss for operations classified in other categories and other adjustments	(8)	(6)	(20)
Consolidated profit before income tax	353	463	1,688

	March 31, 2018	December 31, 2017
	(Unaudited)	(Audited)
	NIS million	NIS million
Assets
Assets from reporting segments	17,032	15,069
Assets attributable to operations in other categories	204	178
Goodwill not attributable to an operating segment	1,322	1,322
Surplus cost not attributable to an operating segment	1,635	1,636
Less inter-segment assets and other adjustments	(1,271)	(1,356)
Consolidated assets	18,922	16,849

Liabilities
Liabilities from reporting segments	17,662	16,001
Liabilities attributable to operations in other categories	100	64
Less inter-segment liabilities	(1,265)	(1,360)
Consolidated liabilities	16,497	14,705

22

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2018 (Unaudited)

11.	Condensed Financial Statements of Pelephone, Bezeq International, and DBS

11.1	Pelephone Communications Ltd.

Selected data from the statement of financial position

	March 31, 2018	March 31, 2017	December 31, 2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	1,020	1,315	1,128
Non-current assets	3,139	1,999	2,143
Total assets	4,159	3,314	3,271
Current liabilities	687	471	442
Long-term liabilities	773	102	94
Total liabilities	1,460	573	536
Equity	2,699	2,741	2,735
Total liabilities and equity	4,159	3,314	3,271

Selected data from the statement of income

	Three months ended March 31		Year ended December 31,
	2018	2017	2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Revenues from services	431	435	1,782
Revenues from sales of terminal equipment	188	193	764
Total revenues from services and sales	619	628	2,546
Cost of services and sales	531	553	2,171
Gross profit	88	75	375
Selling and marketing expenses	62	48	215
General and administrative expenses	24	22	88
	86	70	303

Operating profit	2	5	72
Financing expenses	3	1	3
Financing income	(14)	(15)	(54)
Financing income, net	(11)	(14)	(51)

Profit before income tax	13	19	123
Income tax	4	3	28
Profit for the period	9	16	95

23

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2018 (Unaudited)

11.2	Bezeq International Ltd.

Selected data from the statement of financial position

	March 31, 2018	March 31, 2017	December 31, 2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	532	498	490
Non-current assets	893	700	720
Total assets	1,425	1,198	1,210
Current liabilities	402	341	295
Long-term liabilities	257	78	115
Total liabilities	659	419	410
Equity	766	779	800
Total liabilities and equity	1,425	1,198	1,210

Selected data from the statement of income

	Three months ended March 31		Year ended December 31,
	2018	2017	2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Revenues from services	352	384	1,537
Operating expenses	238	258	1,058
Gross profit	114	126	479
Selling and marketing expenses	50	48	187
General and administrative expenses	28	29	115
Other expenses, net	2	-	3
	80	77	305

Operating profit	34	49	174
Financing expenses	4	3	12
Financing income	(1)	(1)	(4)
Financing expenses, net	3	2	8

Profit before income tax	31	47	166
Income tax	7	11	39
Profit for the period	24	36	127

24

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2018 (Unaudited)

11.3	DBS Satellite Services (1998) Ltd.

Selected data from the statement of financial position

	March 31, 2018	March 31, 2017	December 31, 2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	276	421	269
Non-current assets	1,284	1,572	1,233
Total assets	1,560	1,993	1,502
Current liabilities	615	898	804
Long-term liabilities	174	484	350
Total liabilities	789	1,382	1,154
Equity	771	611	348
Total liabilities and equity	1,560	1,993	1,502

Selected data from the statement of income

	Three months ended March 31		Year ended December 31,
	2018	2017	2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Revenues from services	375	424	1,650
Operating expenses	318	315	1,260
Gross profit	57	109	390
Selling and marketing expenses	35	35	131
General and administrative expenses	23	22	96
	58	57	227

Operating profit (loss)	(1)	52	163
Financing expenses	11	36	81
Financing income	(14)	(9)	(10)
Financing expenses (income), net	(3)	27	71

Profit before income tax	2	25	92
Income tax	1	6	336
Profit (loss) for the period	1	19	(244)

25

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2018 (Unaudited)

12.	Additional significant events in and subsequent to the reporting period

12.1	See Note 13.6 to the Annual Financial Statements for information about the undertaking to issue Debentures (Series 9) of the Company in 2018 and the raising of debt in March 2018 in the amount of NIS 320 million.

12.2	Further to Note 13.3.4 to the Annual Financial Statements regarding the terms that the Company undertook for the loans and debentures, on April 22, 2018, a liquidation order was issued for Eurocom Communications Ltd. (which came into effect on May 3, 2018). As part of the liquidation ruling, the court clarified that the ruling does not derogate from the control permit in the Company. The ruling to liquidate Eurocom Communications has no implications on the Company’s debentures and loans.

12.3	Further to Note 18.8 to the Annual Financial Statements regarding the Company’s agreement for the sale of a real estate asset in the Saqiya complex, as at the date of the financial statements, the buyer deposited NIS 30 million with a trustee and an additional NIS 153.3 million subsequent to the reporting date on account of the transaction.

In addition, on May 21, 2018, a demand was received from Israel Lands Authority for payment of a permit fee for the asset betterment plan approved prior to signing the agreement, for which the Company was required to pay NIS 148 million plus VAT (“the Demand”). It should be noted that the amount of the demand for a permit fee to be determined at the end of the proceedings will also affect the amount of the betterment levy the Company will be required to pay to the Planning Committee.

If the Company is ultimately required to pay the full amount of the Demand, the capital gain to be recognized in its financial statements is expected to be significantly lower than NIS 400 million (the estimated profit expected on the signing date of the sale agreement).

The Company disputes the Demand and intends to file an objection. The Company believes that the final permit fee that it will be required to pay is expected to be lower than the amount of the Demand.

12.4	Further to Note 28.6 to the Annual Financial Statements regarding the Company’s insurance policy for directors and officers liability in the Company and its subsidiaries, on May 21, 2018, the general meeting of the Company’s shareholders approved an amendment to the Company’s compensation policy according to which the annual premium for officers insurance in the Company will not exceed USD 1 million, with a deductible of up to USD 1 million.

12.5	See Note 6 above regarding the approval of the general meeting of April 26, 2018 for the distribution of a cash dividend to the Company’s shareholders.

12.6	On May 23, 2018, the Company’s Board of Directors approved a voluntary redundancy plan in 2018 at a cost of NIS 80 million, following an earlier decision of the Board of Directors in March 2018, which approved voluntary redundancy at a cost of NIS 10 million for the first quarter of 2018 (jointly below: “the Retirement Plan”). The Retirement Plan is for the voluntary redundancy of 75 employees according to the collective agreement between the Company and the employees union and the Histadrut New General Federation of Labor of December 2006, as recently amended in August 2015.

In view of the aforesaid, the Company is expected to recognize an expense of NIS 80 million in its financial statements for the second quarter of 2018, in addition to an expense of NIS 10 million in the Company’s financial statements for the first quarter of 2018.

26